UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AppFolio, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.0001

(Title of Class of Securities)
03783C100

(CUSIP Number)
September 30, 2024

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Klaus Schauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,172,585 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,172,585 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,172,585 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (2)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03783C100	13G	Page 3 of 7 Pages

(1)
Consists of (i) 303,000 shares of Class A Common Stock, and (ii) 2,869,585 shares of Class B Common Stock, each share of which will convert automatically into one (1) share of Class A Common Stock upon any sale or transfer, except in the limited circumstances described in the Issuer's Amended and Restated Certificate of Incorporation.

(2)
This percentage is based on 23,078,848 shares of Class A Common Stock outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03783C100	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

AppFolio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

70 Castilian Drive
Goleta, CA 93117

Item 2(a)	Name of Person Filing:

Klaus Schauser

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o AppFolio, Inc.
70 Castilian Drive
Goleta, CA 93117

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

03783C100

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 03783C100	13G	Page 5 of 7 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: See response to Item 9 on the cover page.

(b) Percent of Class: See response to Item 11 on the cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: See response to Item 5 on the cover page.

(ii)	Shared power to vote or direct the vote: See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See response to Item 8 on the cover page.

The amount reported herein reflects the number of shares of Class A Common Stock and Class B Common Stock that may be deemed beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock, par value $0.0001 per share, of the Issuer. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any sale or transfer, except in the limited circumstances described in the Issuer's Amended and Restated Certificate of Incorporation.

The aggregate 3,172,585 securities reported herein include (i) 303,000 shares of Class A Common Stock held by a family Trust, of which Reporting Person and his spouse serve as co-trustees, and (ii) 2,869,585 shares of Class B Common Stock held by a family Trust, of which Reporting Person and his spouse serve as co-trustees.

In accordance with Rule 13d-3 under the Act, this percentage is based on 23,078,848 shares of Class A Common Stock outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

The filing of this Statement shall not be construed as an admission that the Reporting Person, his spouse or any of the entities mentioned herein, for the purpose of Section 13(d) or 13(g) of the Exchange Act, are the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 03783C100	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 03783C100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024	Klaus Schauser

	By:	/s/ Matthew Mazza, as Attorney-In-Fact for Klaus Schauser